Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust Completes $250 Million
Offering of Trust Units

Calgary, February 5, 2009 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust (“Penn West”) today announced that it completed its public offering of 17,731,000 Trust Units at a price of $14.10 per Trust Unit for aggregate gross proceeds of $250 million.

The offering, announced on January 29, was underwritten by a syndicate of underwriters, led by CIBC World Markets and BMO Capital Markets.  The net proceeds of the offering will be used by Penn West to partially fund capital expenditures and to reduce current debt levels.

The Trust Units were issued by way of a prospectus supplement that was filed with securities regulatory authorities in Canada and the U.S. under Penn West's short form base shelf prospectus dated June 13, 2008, which was previously filed with securities regulatory authorities across Canada and in the U.S. under the multi-jurisdictional disclosure system.

Penn West Trust Units and Debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E, and PWT.DB.F, and Penn West Trust Units are listed on the New York Stock Exchange under the symbol PWE.

Note: All financial figures are in Canadian dollars unless noted otherwise.

PENN WEST ENERGY TRUST	Investor Relations:
Suite 200, 207 - 9th Avenue S.W.	Toll-Free: 1-888-770-2633
Calgary, Alberta T2P 1K3
Email: investor_relations@pennwest.com

Phone: 403-777-2500	William Andrew, CEO
Fax: 403-777-2699	Phone: 403-777-2502
Toll-Free: 1-866-693-2707	E-mail: bill.andrew@pennwest.com
Website: www.pennwest.com

Jason Fleury, Manager, Investor Relations
Phone: 403-539-6343
E-mail: jason.fleury@pennwest.com

Forward-Looking Statements Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation, including statements regarding the use of the net proceeds obtained under the offering and the payment of future distributions on Penn West’s trust units. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "potential", "target" and similar words suggesting future events or future performance.  All forward-looking statements reflect Penn West’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the failure to use the proceeds of the offering as disclosed herein; the failure to pay distributions on our trust units in an amount that is equal to past distribution levels or at all; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.